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NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 24, 2012

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of the Corporation, it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on April 24, 2012 at 9:00 a.m. (EDT) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

At the meeting, Craig Muhlhauser, President and Chief Executive Officer, and Paul Nicoletti, Executive Vice President and Chief Financial Officer, will provide a report on the Corporation's affairs. At the meeting, you will also have the opportunity to ask questions and to meet the Corporation's Board of Directors and executives.

Yours sincerely,

Robert L. Crandall Chairman of the Board	Craig H. Muhlhauser President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received a form of proxy from the Corporation's transfer agent, Computershare Investor Services Inc., which accompanies your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare Investor Services Inc. in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When)? on page 2 of the Management Information Circular.

Non-Registered Shareholders

You are a non-registered shareholder if your shares are held in the name of a nominee (a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder? on page 3 of the Management Information Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers on Voting and Proxies	1
Principal Holders of Voting Shares	4
Agreement for the Benefit of Holders of SVS	5
Information Relating to Our Directors	5
Election of Directors	5
Director Compensation	9
Directors' Fees Earned in 2011	11
Directors' Ownership of Securities	12
Attendance of Directors at Board and Committee Meetings	15
Information About Our Auditor	16
Say-on-Pay	16
Compensation Committee	17
Compensation Discussion and Analysis	17
Compensation Objectives	18
Compensation Hedging Policy	22
Recoupment Provisions	22
Compensation Elements for the Named Executive Officers	23
2011 Compensation Decisions	26
Compensation of Named Executive Officers	31
Summary Compensation Table	31
Option-Based and Share-Based Awards	33
Pension Plans	35
Termination of Employment and Change in Control Arrangements with Named Executive Officers	36
Performance Graph	40
Executive Share Ownership	41
Security-Based Compensation Plans	42
Securities Authorized for Issuance Under Equity Compensation Plans	42
Long-Term Incentive Plan	43
Celestica Share Unit Plan	44
Normal Course Issuer Bid	45
Indebtedness of Directors and Officers	45
Directors, Officers and Corporation Liability Insurance	45
Management Services Agreement	46
Statement of Corporate Governance Practices	46
Other Matters	46
Requests for Documents	46
Certificate	47
Schedule A — Statement of Corporate Governance Practices	A-1
Schedule B — Board of Directors Mandate	B-1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday the 24th day of April, 2012 at 9:00 a.m. (EDT) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2011, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 9, 2012 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 7th day of March, 2012.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President,
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2011 Annual Report, you can view that report on our website at www.celestica.com/investor. If you wish to receive a hard copy of the report, please contact us at contactus@celestica.com.

i

CELESTICA INC.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 22, 2012 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2011. During that period, based on the relevant 2011 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve, the average exchange rate was $1.00 = C$0.9887.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for 2012, the appointment of an auditor for the Corporation for 2012 and authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting. The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to shareholders on or about March 22, 2012.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") as at the close of business on March 9, 2012 or their duly appointed representatives are entitled to vote.

  As at February 22, 2012, 198,322,603 SVS (which carry one vote per share and represent approximately 29% of the voting power of the Corporation's securities) and 18,946,368 MVS (which carry 25 votes per share and represent approximately 71% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder? on page 3 of this Circular.

  If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Friday, April 20, 2012. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Friday, April 20, 2012.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. Robert L. Crandall or Mr. Craig H. Muhlhauser, or their designees, to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE MY SHARES AT THE MEETING?

A.
Yes, you may appoint a person or company to represent you at the Meeting other than the persons designated in the form of proxy.    Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

  Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED AT THE MEETING IF I GIVE MY PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the persons designated by management of the Corporation in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

  The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than Mr. Crandall or Mr. Muhlhauser to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of the nominees proposed by management, in favour of the appointment of KPMG LLP as the Corporation's auditor for 2012 and the authorization of the Board to fix the auditor's remuneration, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Q.
HOW WILL THE VOTES BE COUNTED?

A.
Each question brought before the Meeting is determined by a majority of the votes cast on the question by both subordinate voting shareholders and multiple voting shareholders voting as a single class.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a voting instruction form which you must complete, sign and return in accordance with the instructions set forth therein. This form will constitute voting instructions which the intermediary must follow. Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee in the space provided on the form of proxy. An intermediary's voting instruction form will likely provide corresponding instructions as to how to cast your vote in person. In any case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you require assistance.

  If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIRMAN?

A.
You may contact the independent directors, including the independent Chairman of the Corporation, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations at the following coordinates:

  Celestica Investor Relations
  844 Don Mills Road
  Toronto, Ontario, Canada M3C 1V7
  Phone: 416-448-2211
  Fax: 416-448-2280
  E-mail: clsir@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations. If you require assistance in completing the form of proxy you may contact the transfer agent.

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue, 9th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:

  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 22, 2012, the only persons or corporations who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(1) Toronto, Ontario	18,946,368 MVS	100%	8.7%	70.5%

	569,680 SVS	*	*	*

Gerald W. Schwartz(2) Toronto, Ontario	18,946,368 MVS	100%	8.7%	70.5%

	690,337 SVS	*	*	*

Mackenzie Financial Corporation(3) Toronto, Ontario	34,170,070 SVS	17.2%	15.7%	5.1%

*
Less than 1%.

(1)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex, 143,508 SVS held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan and 102,597 SVS directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 569,680 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 SVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex and 143,508 SVS held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of the Corporation and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and Celestica Employee Nominee Corporation.

(3)
This information reflects share ownership as of December 31, 2011 and is based on the Schedule 13G filed by Mackenzie Financial Corporation with the U.S. Securities and Exchange Commission on February 14, 2012.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the SVS, to ensure that the holders of the SVS will not be deprived of any rights under applicable take-over bid legislation to which they would be entitled in the event of a take-over bid as if the MVS and SVS were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation and the agreement) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

The articles of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) (i) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and (ii) the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, such MVS shall convert automatically into SVS on a one-for-one basis. See footnote 2 to Item 7A on pages 104 and 105 of the Corporation's Annual Report on Form 20-F.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The eight individuals listed below are being recommended for election as directors of the Corporation as the term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation. The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at eight. The Corporation has a retirement policy which provides that a director shall not stand for re-election after his or her 75th birthday.

Unless authority to do so is withheld or a vote "against" is indicated, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

The Board adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares voted against or withheld from voting by shareholders, other than the controlling shareholder and its associates, exceeds the number of shares that are voted in favour of the nominee, then the Board will determine, and in so doing will give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board. If the

Board determines that such a nominee should resign, the nominee will resign and the Board will accept the resignation. It is expected that such a determination by the Board will be made and announced within 90 days after the applicable shareholders' meeting. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting. Alternatively, the Board may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a nominee or nominees to fill the vacant position or positions.

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages; the year from which each has continuously served as a director of the Corporation; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other corporations of which they are directors. For a description of the number of shares, options, deferred share units ("DSUs") and restricted share units ("RSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by the Corporation's directors, and a description of the DSUs and RSUs, see Information Relating to Our Directors — Director Compensation on page 9 and Compensation Discussion and Analysis on page 17, respectively, of this Circular, and, in the case of securities of the Corporation owned, directly or indirectly, by Mr. Schwartz and his associates and affiliates, also see Principal Holders of Voting Shares on page 4 of this Circular.

    Nominees for Election as Director

Name of Nominee	Age	Director Since

Dan DiMaggio Duluth, Georgia	61	2010
United States

	Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008. He holds a Bachelor of Science degree from the University of Massachusetts.
	Mr. DiMaggio sits on the Audit, Compensation and Nominating and Corporate Governance Committees.

William A. Etherington Toronto, Ontario	70	2001
Canada

	Mr. Etherington is a corporate director. In addition to being a director of Celestica, he is also a director of Onex Corporation and of SS&C Technologies Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. Mr. Etherington retired in 2001 as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.
	Mr. Etherington sits on the Audit, Compensation, Nominating and Corporate Governance and Executive Committees.

Name of Nominee	Age	Director Since

Laurette Koellner Merritt Island, Florida	57	2009
United States

	Ms. Koellner is a corporate director. She retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller for The Boeing Company. Ms. Koellner currently serves on the board of directors of the AIG Corporation and as Chair of its Regulatory Compliance Committee and a member of its Compensation Committee and on the board of directors and as Chair of the Audit Committee of Sara Lee Corporation, both of which are public corporations, is a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.
	Ms. Koellner sits on the Audit, Compensation and Nominating and Corporate Governance Committees.

Craig H. Muhlhauser Princeton, New Jersey	63	2007
United States

	Mr. Muhlhauser is President and Chief Executive Officer of the Corporation. Prior to his current position, he was President and Executive Vice President of Worldwide Sales and Business Development. Before joining the Corporation in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. He was serving as President of Exide Technologies when that entity filed for bankruptcy in 2002, was named Chief Executive Officer of Exide Technologies shortly thereafter and successfully led the company out of bankruptcy protection in 2004. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. He was a director of Intermet Corporation, a privately held company, which filed for bankruptcy in the U.S. in August 2008 and emerged from Chapter 11 protection in September 2009. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.
	Mr. Muhlhauser does not sit on any committees of the Board of Directors of the Corporation.

Joseph M. Natale Mississauga, Ontario	47	2012
Canada

	Mr. Natale was appointed by the Board as a director of the Corporation on January 25, 2012. Mr. Natale joined Telus Corporation, a public company, in 2003 and is currently Executive Vice President and Chief Commercial Officer, a position he has held since May 2010. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Telecommunications Chair for United Way Toronto's 2011 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.
	Mr. Natale does not currently sit on any committees of the Board of Directors of the Corporation.

Name of Nominee	Age	Director Since

Eamon J. Ryan Toronto, Ontario	66	2008
Canada

	Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Before Lexmark International Inc., he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.
	Mr. Ryan sits on the Audit, Compensation and Nominating and Corporate Governance Committees.

Gerald W. Schwartz Toronto, Ontario	70	1998
Canada

	Mr. Schwartz is the Chairman of the board and Chief Executive Officer of Onex Corporation, a public corporation. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation, and of RSI Home Products, Inc. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.
	Mr. Schwartz does not sit on any committees of the Board of Directors of the Corporation.

Michael Wilson Bragg Creek, Alberta	60	2011
Canada

	Mr. Wilson was appointed by the Board as a director of the Corporation on October 19, 2011. He is the President and Chief Executive Officer of Agrium Inc., a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with Dow Chemical, also a public company. Mr. Wilson is also on Agrium Inc.'s board of directors and was the Chair of Canpotex Ltd. and of the International Plant Nutrient Institute. He is currently a director of The Fertilizer Institute, the Alberta Economic Development Authority and the Calgary Prostate Cancer Institute. He holds a degree in Chemical Engineering from the University of Waterloo.
	Mr. Wilson sits on the Audit, Compensation and Nominating and Corporate Governance Committees.

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

Director Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the "Governance Committee"). Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee initially engaged Towers Watson Inc. ("Towers Watson") to provide benchmarking information in this regard in 2009 (see page 18 of this Circular for a discussion regarding the role of Towers Watson). In 2011, Towers Watson conducted a competitive review of director compensation drawing on the same comparator group used to benchmark executive compensation in Towers Watson's 2010 competitive analysis. These companies represent similarly-sized technology companies and are set out in this Circular at Table 9. Based on the results of the review, the Compensation Committee determined that the current structure and levels of the Corporation's director compensation remained competitive and no adjustments were required. The guidelines also contemplate that at least half of each director's annual retainer and meeting fees be paid in DSUs. Each DSU represents the right to receive one Subordinate Voting Share of the Corporation or an equivalent value in cash when the director ceases to be a director.

    2011 Fees

The following table sets out the annual retainers and

meeting fees payable in 2011 to the Corporation's directors.

Table 2: Retainers and Meeting Fees for 2011

Annual Board Retainer	$65,000

Annual Retainer for Chairman(1)	$130,000

Annual Retainer for Audit Committee Chair	$20,000

Annual Retainer for Compensation Committee Chair	$10,000

Annual Retainer for Executive Committee Chair	$10,000

Board and Committee Per Day Meeting Fee(2)	$2,500

Travel Fee(3)	$2,500

Annual DSU Grant (for directors other than the Chairman)	$120,000

Annual DSU Grant — Chairman	$180,000

(1)
The Chairman of the Board also served as the Chair of the Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings.

(3)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

    DSUs

Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, if they so elect) in DSUs. The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of SVS on the NYSE on the last business day of the quarter.

Directors also receive annual grants of DSUs. In 2011, each director receiving a retainer received an annual grant of $120,000 worth of DSUs, except for the Chairman, who received an annual grant of $180,000, and Mr. Wilson, who joined the Board on October 19, 2011 and received an annual grant of $30,000. The number of DSUs granted is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of SVS on the NYSE on the last business day of the quarter.

Eligible directors also receive an initial grant of DSUs when they are appointed to the Board. For individuals who become eligible directors after December 31, 2008, the initial grant is equal to the value of the annual DSU grant multiplied by 150% and divided by the closing price of SVS on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. The DSUs comprising the initial grant vest upon the retirement of the eligible director. However, if an eligible director retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires less than two years but more than one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director retires within three years but more than two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director ceases to be a director due to a change of control of the Corporation.

Messrs. Wilson and Natale each received an initial grant of DSUs in the amount of $180,000 upon their appointments to the Board on October 19, 2011 and January 25, 2012, respectively.

Directors' Fees Earned in 2011

The compensation paid in 2011 by the Corporation to its directors is set out in Table 3, except for Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 14 of this Circular.

Table 3: Director Fees Earned in 2011

Name	Board Annual Retainer (a)	Chairman Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)	Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))

Robert L. Crandall(3)	—	$130,000	$30,000	(4)	$52,500	$212,500	100%/$212,500	21,681/$180,000	—	$392,500

Dan DiMaggio	$65,000	—	—		$40,000	$105,000	100%/$105,000	14,454/$120,000	—	$225,000

William A. Etherington	$65,000	—	$10,000	(5)	$40,000	$115,000	100%/$115,000	14,454/$120,000	—	$235,000

Laurette Koellner	$65,000	—	—		$37,500	$102,500	50%/$51,250	14,454/$120,000	—	$222,500

Joseph M. Natale(6)	—	—	—		—	—	—	—	—	—

Eamon J. Ryan	$65,000	—	—		$30,000	$95,000	100%/$95,000	14,454/$120,000	—	$215,000

Gerald W. Schwartz(7)	—	—	—		—	—	—	—	—	—

Michael Wilson(8)	$16,250	—	—		$10,000	$26,250	100%/$26,250	4,093/$30,000	$24,828/ 180,000	$236,250

(1)
Includes travel fees payable to directors.

(2)
The annual retainer, meeting fees and annual grant for 2011 were paid quarterly and the number of DSUs granted in respect of the amounts paid quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $10.72 on March 31, 2011, $8.76 on June 30, 2011, $7.25 on September 30, 2011 and $7.33 on December 30, 2011.

(3)
Mr. Crandall will not stand for re-election to the Board of Directors at the Corporation's annual meeting, having passed the age of retirement provided for in the Corporation's Corporate Governance Guidelines.

(4)
During 2011, Mr. Crandall was the Chair of each of the Audit and Executive Committees and received as Chair of those Committees $20,000 and $10,000 respectively. No additional fee was payable to him as Chair of the Governance Committee.

(5)
During 2011, Mr. Etherington was the Chair of the Compensation Committee.

(6)
Mr. Natale was appointed to the Board on January 25, 2012 and, accordingly, was not a director of the Corporation in 2011.

(7)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2011; however, Onex did receive compensation for providing the services of Mr. Schwartz as a director as described in Management Services Agreement on page 46 of this Circular.

(8)
Mr. Wilson was appointed to the Board and to each of the Audit, Compensation and Governance Committees on October 19, 2011.

The total annual retainer and meeting fees earned by the Board in 2011 was $656,250. In addition, total annual grants of DSUs in the amount of $690,000, and an initial grant of DSUs in the amount of $180,000 were issued in 2011.

Directors' Ownership of Securities

    Outstanding Option-Based and Share-Based Awards

In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting of options to acquire SVS to directors. Table 4 sets out information relating to option grants to directors that were made between 1998 and 2004 and which remain outstanding. All option grants were made with exercise prices set at the closing market price on the business day prior to the date of the grant. Exercise prices range from $10.62 to $32.40. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Mr. Schwartz, as an employee of Onex during that period, was not granted options. Messrs. DiMaggio, Ryan, Wilson and Natale and Ms. Koellner, all of whom became directors after May 2004, have not been granted any options under the LTIP.

DSUs that were granted prior to January 1, 2007 may be paid out in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 can only be paid out in the form of SVS purchased in the open market or an equivalent value in cash. The date used in valuing the DSUs is a date within 90 days of the date on which the individual in question ceases to be a director. DSUs are redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director. The total number of DSUs outstanding for each director is included in Table 4 under the column "Share-Based Awards".

The following table sets out information concerning all option-based and share-based awards of the Corporation outstanding as of December 31, 2011 (this includes awards granted before the most recently completed financial year) for each director except for Mr. Muhlhauser, whose information is set out in Table 15 of this Circular.

Table 4: Outstanding Option-Based and Share-Based Awards

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Outstanding Units (#)	Market Payout Value of Outstanding Units ($)

Robert L. Crandall Apr. 18, 2003 May 10, 2004 —	10,000 10,000 —	$10.62 $18.25 —	Apr. 18, 2013 May 10, 2014 —	— — —	— — 403,189	— — $2,955,375

Dan DiMaggio	—	—	—	—	61,497	$450,773

William A. Etherington Apr. 21, 2002 Apr. 18, 2003 May 10, 2004 —	5,000 5,000 5,000 —	$32.40 $10.62 $18.25 —	Apr. 21, 2012 Apr. 18, 2013 May 10, 2014 —	— — — —	— — — 189,124	— — — $1,386,279

Laurette Koellner	—	—	—	—	85,481	$626,576

Joseph M. Natale(3)	—	—	—	—	—	—

Eamon J. Ryan	—	—	—	—	119,332	$874,704

Gerald W. Schwartz(4)	—	—	—	—	—	—

Michael Wilson	—	—	—	—	32,502	$238,240

(1)
All options granted under the option-based awards have vested.

(2)
Represents all outstanding share units. The market payout value was determined using a share price of $7.33, which was the closing price of SVS on the NYSE on December 30, 2011.

(3)
Mr. Natale was appointed to the Board on January 25, 2012 and, accordingly, was not a member of the Board as of December 31, 2011.

(4)
Mr. Schwartz did not have any option-based or share-based awards of the Corporation outstanding as of December 31, 2011; however, 688,807 SVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex.

    Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 22, 2011.

Table 5: Equity Interest Other than Options and Outstanding Share-Based Awards(1)(3)

Name	Date	SVS #	Market Value*

Dan DiMaggio	Feb. 22, 2011 Feb. 22, 2012 Change	— — —	—

William A. Etherington	Feb. 22, 2011 Feb. 22, 2012 Change	10,000 10,000 —	$94,100

Laurette Koellner	Feb. 22, 2011 Feb. 22, 2012 Change	— — —	—

Joseph M. Natale	Feb. 22, 2011 Feb. 22, 2012 Change	— — —	—

Eamon J. Ryan	Feb. 22, 2011 Feb. 22, 2012 Change	— — —	—

Gerald W. Schwartz(2)	Feb. 22, 2011 Feb. 22, 2012 Change	1,339,655 690,337 (649,318)	$6,496,071

Michael Wilson	Feb. 22, 2011 Feb. 22, 2012 Change	— — —	—

*
Based on the NYSE closing share price of $9.41 on February 22, 2012.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
As described in note 2 to Table 1, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex, which have a market value of $178,285,323 as of February 22, 2012. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 23,108,018 subordinate voting shares of Onex as of February 22, 2012.

(3)
William A. Etherington also owns 10,000 subordinate voting shares of Onex. Other than Mr. Schwartz and Mr. Etherington, no other directors of the Corporation own shares of Onex.

    Shareholding Requirements

The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

  •
  for five years or more must hold securities of the Corporation having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Corporation;

  •
  for two years or more (but less than five years) must hold securities of the Corporation having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years)

must hold securities of the Corporation having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year is encouraged, but not required, to hold securities of the Corporation.

Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all SVS and DSUs, are reviewed annually each year on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2011.

Table 6: Shareholding Requirements

Director	Shareholding Requirements
	Current Target Value	Value as of December 31, 2011(1)	Met Target as of December 31, 2011

Dan DiMaggio	$65,000	$450,773	Yes

William A. Etherington	$375,000	$1,459,579	Yes

Laurette Koellner	$195,000	$626,576	Yes

Craig H. Muhlhauser(2)	N/A	N/A	N/A

Joseph M. Natale(3)	N/A	N/A	N/A

Eamon J. Ryan	$195,000	$874,704	Yes

Gerald W. Schwartz(4)	N/A	N/A	N/A

Michael Wilson(5)	N/A	N/A	N/A

(1)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $7.33, which was the closing price of SVS on the NYSE on December 30, 2011.

(2)
Mr. Muhlhauser, as an officer of the Corporation, is not subject to the minimum shareholding requirements of the Guideline applicable to directors. See Executive Share Ownership on page 41 of this Circular for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Corporation.

(3)
Mr. Natale was appointed to the Board on January 25, 2012 and, accordingly, was not a member of the Board as of December 31, 2011.

(4)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors.

(5)
In accordance with the Guideline, Mr. Wilson is encouraged, but not required, to hold securities of the Corporation since he has been a director for less than one year.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board and Committee meetings from the beginning of 2011 to February 22, 2012.

Table 7: Directors' Attendance at Board and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee

Robert L. Crandall	12 of 12	7 of 7	6 of 6	4 of 4	4 of 4	100%	100%

Dan DiMaggio	12 of 12	7 of 7	6 of 6	4 of 4	—	100%	100%

William A. Etherington	12 of 12	7 of 7	6 of 6	4 of 4	4 of 4	100%	100%

Laurette Koellner	12 of 12	7 of 7	6 of 6	3 of 4	—	100%	94%

Craig H. Muhlhauser	12 of 12	—	—	—	—	100%	—

Joseph M. Natale(1)	2 of 2	—	—	—	—	100%	—

Eamon J. Ryan	12 of 12	7 of 7	6 of 6	4 of 4	—	100%	100%

Gerald W. Schwartz	10 of 12	—	—	—	—	83%	—

Michael Wilson(2)	4 of 4	3 of 3	3 of 3	2 of 2	—	100%	100%

(1)
Mr. Natale was appointed to the Board on January 25, 2012.

(2)
Mr. Wilson was appointed to the Board and to each of the Audit, Compensation and Governance Committees on October 19, 2011.

INFORMATION ABOUT OUR AUDITOR

    Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997. The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation.

    Fees Paid to KPMG LLP

	Year Ended December 31 (in millions)

	2011	2010
Audit Services	$3.6	$3.4
Audit Related Services	$0.4	$0.7
Tax Services	$0.4	$0.5

Total	$4.4	$4.6

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG's independence. KPMG did not provide any financial information systems design or implementation services to the Corporation during 2011.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

SAY-ON-PAY

    Say-on-Pay Policy

In October 2011, the Corporation determined that it would have an advisory vote on executive compensation starting at the 2012 annual meeting of shareholders. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's information circular delivered in advance of the 2012 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the management nominees will be voted in favour of the resolution, unless authority to do so is withheld or a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report on voting results for the Meeting.

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised entirely of independent directors William Etherington (Chairman), Robert Crandall, Dan DiMaggio, Laurette Koellner, Eamon Ryan and Michael Wilson. The Committee's purpose is to discharge the Board's responsibilities for executive and director compensation, including: (a) reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), evaluating the CEO's performance in light of these goals and objectives and setting the compensation of the CEO based on this evaluation; (b) approving executive compensation, incentive-based plans and equity-based plans; (c) approving and monitoring insider trading and share ownership policies; (d) producing compensation disclosure in public documents, including disclosure related to the Corporation's information (proxy) circular, in accordance with applicable rules and regulations; and (e) performing any other activities consistent with its mandate. The Compensation Committee also reviews succession planning for the CEO, all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical", including development plans and career planning for potential successors to such positions. Please see Statement of Corporate Governance Practices — Succession Planning on page A-7 of Schedule A to this Circular for further details.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities relative to executive compensation and the skills and experience that contribute to the ability of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices. Each member of the committee possesses significant knowledge in executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for executive compensation decisions; and past service on the compensation committees of several other major public corporations. In addition, Mr. Etherington currently serves on the compensation committee of Onex and Ms. Koellner currently serves on the compensation committee of AIG Corporation, both of which are public companies. Accordingly, the Corporation believes that its Compensation Committee is highly qualified to create and maintain appropriate and effective executive compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer (the "CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2011 is set out in the section Compensation Discussion and Analysis — 2011 Compensation Decisions on page 26 of this Circular. In 2012, the Board amended the mandate of the Compensation Committee to include a formal annual review of the risks associated with the Corporation's executive compensation policies and practices.

Compensation Objectives

The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices every year, considers related risks and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

Compensation for executives is linked to the Corporation's performance. A comparator group of similarly sized technology companies is set out in Table 9 (the "Comparator Group"). The Corporation benchmarks target compensation with reference to the median of the Comparator Group, with the opportunity for higher compensation for performance that exceeds the benchmark and lower compensation for performance that is below the benchmark.

The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation's incurring undue risk or encourage executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry through both annual incentives and equity-based incentives;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

    Independent Advice

The Compensation Committee initially engaged Towers Watson in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of both the Comparator Group and the market in general.

Management works with Towers Watson to review and, where appropriate, develop and recommend compensation programs that will ensure the Corporation's practices are competitive with market practices. Towers Watson also provides advice to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. Towers Watson attended portions of all Compensation Committee meetings held in 2011, in person or by telephone, as requested by the Chairman of the Compensation Committee. The Compensation Committee holds in camera sessions with Towers Watson at each of its meetings.

Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

Each year, the Compensation Committee reviews the scope of activities of Towers Watson and, if it deems appropriate, approves the corresponding budget. Any services and fees provided by Towers Watson at the request of management not related to executive compensation must be pre-approved by the Chairman of the Compensation Committee.

Table 8: Fees of Towers Watson

	Year Ended December 31
	2011			2010

Executive Compensation Related Fees	C$	273,907	(1)	C$	258,828	(2)
All Other Fees(3)	C$	18,007		C$	14,487

(1)
Comprised of annual retainer fee of C$185,000, performance share units valuation and long-term incentive accounting analysis, CEO compensation under retirement/termination scenarios and relative pay for performance comparisons, executive promotions competitive data, relative cost of NEO compensation, and compensation program risk assessment.

(2)
Comprised of annual retainer fee of C$185,000 and services related to benchmarking of employee long-term incentive awards, LTIP retirement provision review, performance measure review, total shareholder return analysis and CEO compensation under retirement/termination scenarios.

(3)
Comprised of non-executive compensation surveys.

    Compensation Process

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Committee evaluates the performance of the CEO relative to established objectives. The Committee reviews competitive data for the Comparator Group and consults with Towers Watson before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Committee and provides compensation recommendations. The Committee considers these recommendations, reviews market compensation information, consults with Towers Watson and exercises its independent judgment to determine if any adjustments are required prior to approval.

The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from Towers Watson, selects the comparator group that will be used for the compensation review. At the October meeting, Towers Watson presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO, together with Towers Watson, develop base salary and equity-based incentive recommendations for the NEOs, except that the CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, base salary recommendations for the NEOs for the following year and the value and mix of their equity-based incentives are typically approved. If the value and mix of equity-based incentives are not approved at the December meeting, they are approved the following month at the January meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making this decision. The CLAO is not present at the Compensation Committee meetings when her compensation is discussed.

The foregoing process is also followed for determining the CEO's compensation except that the CLAO works with Towers Watson to develop a proposal for base salary and equity-based incentive grants. The Compensation Committee then reviews the proposal with Towers Watson in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance taking into consideration the range of potential total compensation.

In terms of the Corporation's annual incentive plan, targets based on a management plan approved by the Board are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. These amounts are then paid in February.

  Compensation Risk Assessment

In 2011, the Compensation Committee engaged its compensation consultant, Towers Watson, to assist with a risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and the Corporation's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Corporation. Towers Watson also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against Towers Watson's compensation risk assessment framework. Results of the review were presented to the Compensation Committee. The Compensation Committee has amended its mandate to include a formal review of the risks associated with the Corporation's compensation policies and practices on an annual basis.

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation risk. Key risk-mitigating features in the Corporation's compensation governance processes and compensation structure include:

  •
  Compensation objectives.  The Corporation has formalized compensation objectives, discussed on page 18 of this Circular, to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy.

  •
  Annual review of incentive programs.  Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for performance share unit ("PSU") grants under Celestica's Share Unit Plan ("CSUP") that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the performance outcomes. The CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  On an on-going basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Variable compensation mix.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term incentive plans). The majority of the value of target variable compensation is delivered through the long-term incentive plans. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value.

  •
  Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap for executives of two times target. Two additional EBIAT "gates" exist for payout under the annual incentive, and total EBIAT (as defined in Table 12) must be achieved for other measures to pay above target. The PSU payout factor is also capped at two times target.

  •
  Share ownership requirement.  The NEOs are required to maintain a defined value of share ownership to align their interests with the long-term performance of the Corporation.

  •
  Anti-hedging policy.  The Corporation prohibits officers and directors from hedging equity-based compensation positions in the Corporation.

  •
  Clawback policy.  A clawback policy is in place for the CEO and CFO. In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

  •
  Severance protection.  NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three year duration for the CEO, two years for other NEOs).

In performing its duties, the Compensation Committee considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, including those identified by the Canadian Securities Administrators ("CSA"), identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

It is the Compensation Committee's view that the Corporation's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

As described below, a significant portion of the executive officers' compensation is in the form of equity-based incentives. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 24 of this Circular. As such equity-based incentives are subject to time and/or performance vesting requirements, recipients benefit if shareholder value increases over the long-term and they are not incented to take actions that provide short-term benefits and expose the Corporation over a longer term to inappropriate or excessive risks.

In addition, the Corporation's share ownership guidelines require the CEO and executive vice presidents to continue to hold a minimum amount of the Corporation's shares, which also mitigates against executives taking inappropriate or excessive risks to improve short term performance. See Table 24 — Share Ownership Guidelines. Moreover, executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. For a description of the hedging policy, see Compensation Discussion and Analysis — Compensation Hedging Policy on page 22 of this Circular.

    Comparator Companies

The Compensation Committee benchmarks salary, annual incentive and equity-based incentive awards to those of the Comparator Group, which is comprised of companies in the technology sector that are of comparable size, scope, market presence and/or complexity to the Corporation. The revenues of the Comparator Group companies are generally in the range of half to twice the Corporation's revenues. In addition, for 2011 the Committee included in the Comparator Group four companies whose revenues were outside this range: three EMS companies, being Benchmark Electronics, Inc., Plexus Corp. and Flextronics International Ltd., for direct industry comparison, and one other company that is not in the EMS industry, being EMC Corporation, for consistency with 2010. Xerox Corp., which was previously in the Comparator Group, was removed for 2011 because its revenues increased, as a result of an acquisition, to the point it was no longer a relevant comparator. Because of the international scope and the size of the Corporation, the Comparator Group is composed of companies with international operations, thus allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes.

The following table, which was reviewed by the Compensation Committee at its July meeting, sets out the Corporation's 2011 Comparator Group companies.

Table 9: Comparator Group(1)

Company Name	2010 Annual Revenue (millions)	Company Name	2010 Annual Revenue (millions)

Advanced Micro Devices Inc.	$6,494	Plexus Corp.	$2,013
Agilent Technologies Inc.	$5,444	Sanmina-SCI Corp.	$6,319
Applied Materials Inc.	$9,549	Seagate Technology	$11,395
Benchmark Electronics, Inc.	$2,402	SanDisk Corp.(2)	$4,827
Broadcom Corp.	$6,612	Texas Instruments Inc.	$13,966
Corning Inc.	$6,632	Tyco Electronics Ltd.	$12,070
EMC Corporation	$17,015	Western Digital Corp.	$9,850
Flextronics International Ltd.(2)	$28,680
Harris Corp.	$5,206	25th Percentile	$4,821
Jabil Circuit, Inc.	$13,409	50th Percentile	$6,553
Lexmark International Inc.	$4,200	75th Percentile	$11,009
Micron Technology Inc.	$8,482
Molex Inc.	$3,007
NCR Corp.	$4,819	Celestica Inc.	$6,526
NVIDIA Corp.	$3,543	Percentile	49th percentile

(1)
All data was sourced from Standard & Poor's Capital IQ.

(2)
Revenue for these companies reflects fiscal 2011 revenue due to the timing of year ends for those entities.

Additionally, broader market compensation data for other similarly-sized organizations provided by Towers Watson is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee used such data, among other things, in making compensation decisions. In addition to the survey data, proxy disclosure of the comparator companies for the most recently completed fiscal year was used when determining compensation for the CEO as well as the other NEOs.

Compensation Hedging Policy

The Corporation has adopted a policy regarding executive officer and director hedging. The policy prohibits executives and directors from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Corporation's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Corporation's securities.

Recoupment Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of corporate securities during that period.

Under the terms of the stock option grants and the grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment or accepts an engagement to supply services, directly or indirectly, to a third party, that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual incentives (annual variable cash payments);

  •
  equity-based incentives (RSUs, PSUs and stock options);

  •
  benefits; and

  •
  perquisites.

    Weighting of Compensation Elements

The at-risk portion of total compensation has the highest weighting at the most senior levels. Annual and equity-based incentive plan rewards are contingent upon the Corporation's performance and ensure a strong alignment with shareholder interests. The target weighting of compensation elements for 2011 is set out in the following table.

Table 10: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives

CEO	14.8%	18.5%	66.7%

Executive Vice Presidents	18.8%	17.1%	64.1%

The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. However, the Compensation Committee did not exercise such discretion in 2011.

    Base Salary

The objective of base salary is to attract, reward and retain top talent. Executive positions are benchmarked against those in the Comparator Group, with base pay determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

    Celestica Team Incentive Plan

The objective of the Celestica Team Incentive Plan ("CTI") is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. Target awards for each of the NEOs are expressed as a percentage of salary and established with reference to the median of the Comparator Group. Actual awards for the NEOs are based on the achievement of pre-determined corporate and individual goals. Actual payouts can vary from 0% for performance below a threshold up to a maximum of 200% of the target award. Awards are determined in accordance with the following formula:

For 2011, the business performance goals were comprised of the following elements (as defined in Table 12):

  •
  corporate EBIAT margin (50%);

  •
  corporate revenue (25%); and

  •
  corporate return on invested capital ("ROIC") (25%).

Individual contribution is recognized through the individual performance factor ("IPF"). The IPF is based on a review of each NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x.

Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved to pay the business result component, and (ii) the maximum CTI payment is two times the target incentive.

    Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and stock options. The objectives of the equity-based incentive plans are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward contribution to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs based on the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends 48 hours after the Corporation's year-end results have been released.

Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance when determining actual awards. The equity mix varies by employee level and targets a higher percentage of performance elements at the NEO level where there is a stronger influence on results. The mix of equity-based incentives is reviewed by the Compensation Committee each year and for 2011 the mix for the NEOs was as follows:

  •
  40% RSUs;

  •
  35% PSUs; and

  •
  25% stock options.

The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of each month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chairman of the Compensation Committee.

  RSUs

NEOs are granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual grant. RSUs are released in one-third installments. Each RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the share price at the time of release. The Corporation has the right to settle the RSUs in either cash or SVS.

  PSUs

NEOs are granted PSUs under the CSUP. PSUs vest at the end of a three-year performance period subject to pre-determined performance criteria.

For awards granted on or after February 1, 2011, the number of PSUs that will actually vest ranges from 0% to 200% of target depending on the Corporation's ranking over the three year period, relative to that of five direct competitors in the EMS industry: Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Plexus Corp. (collectively, the "2011 EMS Competitors"), based on a total shareholder return ("TSR") metric approved by the Compensation Committee. The actual number of PSUs that will vest will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the other 2011 EMS Competitors;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR ranking as set out in Table 11;

  •
  if, however, any of the 2011 EMS Competitors has a TSR ranking that is within 500 basis points (+/- 5%) of Celestica's TSR ranking, then the percentage of the target number that will vest will be the average of the percentages in Table 11 that correspond to the TSR ranking of each such 2011 EMS Competitor (for example, if Celestica's TSR was 50% with a TSR ranking of fifth and a 2011 EMS Competitor's TSR was 55% with a TSR ranking of fourth, 60% of the target number would vest (i.e., (40% + 80%)/2)); and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR ranking amongst the 2011 EMS Competitors, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Table 11: TSR Rankings and Target Number

Celestica's TSR Ranking	Percentage of target number that will vest

First	200%
Second	160%
Third	120%
Fourth	80%
Fifth	40%
Sixth	0%

The payout value of the award is based on the number of PSUs that vest and the price of SVS at the time of release. Each PSU entitles the holder to receive one SVS on the applicable release date. The Corporation has the right to settle the PSUs in either cash or SVS, provided that such SVS may not be issued from treasury.

  Stock Options

Stock options are awarded under the LTIP. Stock options vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten year term. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant.

The value of the stock options granted on January 31, 2012 in respect of 2011 performance was determined at the January meeting of the Compensation Committee. The number of stock options granted was determined using (i) the closing price on January 30, 2012 on the NYSE of $8.21, and (ii) an average Black-Scholes factor of 0.477. The Black-Scholes factor was determined using the following variables: (i) volatility of the price of SVS, and (ii) the risk-free rate over the expected life of the stock options. The exercise price for the stock options is the closing price on January 30, 2012, being $8.21 on the NYSE for Messrs. Muhlhauser and Lindgren and C$8.26 on the Toronto Stock Exchange ("TSX") for Messrs. Nicoletti and Peri and Ms. DelBianco.

In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option "burn rate", which refers to the number of shares issued under the LTIP in a given year relative to the total number of shares outstanding. The plan is not an evergreen plan and no stock options have been re-priced.

    Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are based on market median levels in the local geography.

  Perquisites

NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Corporation also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and the associated tax equalization, if any.

2011 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the median total compensation objective compared to the Comparator Group for median levels of corporate and individual performance is achieved.

    Comparator Companies and Market Positioning

Salary, target annual incentive and equity-based incentive grants for the NEOs were benchmarked with reference to the market median of the Comparator Group.

    Base Salary

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

Mr. Muhlhauser and Ms. DelBianco did not receive increases in 2011 as their existing salaries were competitive with the Comparator Group. The Compensation Committee granted increases to Messrs. Nicoletti, Peri and Lindgren on February 24, 2011 to reflect additional responsibilities associated with a re-organization. The salary increases were:

  •
  for Mr. Nicoletti from $512,000 to $550,000;

  •
  for Mr. Peri from $504,000 to $550,000; and

  •
  for Mr. Lindgren from $332,600 to $400,000,

and took effect on February 27, 2011, the start of the next pay period.

    Target Annual Incentive Award

The target annual incentive award (as a percentage of base salary) for each NEO was as follows:

  •
  125% for Mr. Muhlhauser;

  •
  80% for Messrs. Nicoletti and Peri for the period January 1, 2011 to February 26, 2011 and 100% for the period February 27, 2011 to December 31, 2011;

  •
  80% for Ms. DelBianco; and

  •
  60% for Mr. Lindgren for the period January 1, 2011 to February 26, 2011 and 80% for the period February 27, 2011 to December 31, 2011.

    Business Performance

The business performance component payout factor	for 2011 was 77.4% based on the following results:

Table 12: Business Performance

Measure	Weight	Percentage Achievement Relative to Target

Operating Margin ("EBIAT margin")(1)	50%	80.9%
Corporate Revenue(2)	25%	72.8%
ROIC(3)	25%	74.9%

Payout Factor		77.4%

(1)
Operating Margin is calculated as EBIAT divided by Corporate Revenue where EBIAT is earnings before interest, amortization of intangible assets (excluding computer software), income taxes, stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(2)
Corporate revenue means the Corporation's gross revenue.

(3)
ROIC was calculated as EBIAT divided by average net invested capital where average net invested capital includes total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.

In assessing operating performance and operational effectiveness, the Corporation uses certain non-International Financial Reporting Standards ("non-IFRS") measures such as adjusted gross margin, operating margin (EBIAT), ROIC and adjusted net earnings that do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in the Management's Discussion and Analysis section of the Corporation's Annual Report on Form 20-F. The comparative financial data for 2010 also reflects non-IFRS measures.

    Individual Performance Factor

At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that will support the CEO's goals are then established and agreed to by the CEO. For 2011, the CEO's goals focused on: financial performance, growing the business, employee engagement, and operational effectiveness. Each NEO's performance is measured on a number of factors including the formal goals established for the year.

Specific measures and achievements for each NEO in 2011 were:

  Chief Executive Officer

  •
  Financial performance: There was continued strong ROIC performance in 2011, with ROIC of 27.5% in 2011. Adjusted net earnings per share were $1.11, growing 29% year-over-year.

  •
  Growing the business: Revenue grew by 11%, from $6.5 billion in 2010 to $7.2 billion in 2011. IFRS net earnings increased 93% year-over-year. The Corporation also made significant gains in its diversified end markets, a strategic focus for the Corporation. Revenue for these end markets increased year-over-year by approximately 40%, reaching the $1 billion level for 2011.

  •
  Employee engagement: In 2011, an all employee survey was conducted to measure the level of employee engagement in the organization. Although targets were not achieved, the survey confirmed a high level of engagement and one that is considered to be approaching best-in-class employee engagement levels of leading global companies. In 2011, the Corporation continued its efforts to drive employee engagement with a focus on employee communications, performance management, employee development, talent management and employee recognition.

  •
  Operational effectiveness: The target for total spend, as a percentage of manufacturing value add, was not met.

In addition to the goals listed above, the Compensation Committee's assessment of Mr. Muhlhauser's performance in 2011 reflected the following achievements of the Corporation:

  •
  a strong cash position, of $659 million, a $26 million increase from 2010 and the best among the Corporation's major North American competitors;

  •
  key investments, such as the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc., that strengthened the Corporation's service offerings and relationships in the complex mechanical semiconductor space;

  •
  growth in joint design and manufacturing and strengthened offerings in after-markets, as well as accelerated growth in specific end markets, including the diversified end market; and

  •
  year-over-year improvement in key operational and financial metrics, such as EBIAT (3.6% compared to 3.4% in 2010) and free cash flow ($144 million compared to $106 million in 2010).

  Other NEOs

Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives of the CEO. Each NEO has specific documented performance objectives that are assessed at year end. In addition, the CEO undertakes an assessment of the NEO's contributions to the Corporation's results. This assessment is largely subjective and based on his judgment of each of the other NEOs' contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have met expectations in 2011 based on his or her individual performance and contribution to corporate goals.

Factors considered in the evaluation of each NEO included the following:

(i)
In a challenging market and competitive environment, Mr. Nicoletti's finance, after-market services, and diversified markets organization significantly contributed to the Corporation in 2011. Year-over-year improvement was realized for the Corporation's key financial metrics, including ROIC, for which the Corporation again led the industry. The Corporation achieved strong cash flow performance and an industry leading tax rate. The finance organization successfully led a number of initiatives in support of the Corporation's goals and objectives including: seamless transition to IFRS; implementation of multiple projects resulting in improvements in the effectiveness and efficiency of the Corporation's internal and external financial reporting process; and the support of a strategic acquisition. Under the leadership of Mr. Nicoletti, diversified markets achieved strong year-over-year revenue improvement, its solar strategy was successfully executed, and it increased as a percentage of the Corporation's overall business. Automated manufacturing services also had strong performance, exceeding key metrics and successfully launching its first healthcare customer program. A new offerings-focused after-market services strategy was developed and implemented, positioning this business for growth in 2012.

(ii)
Mr. Peri's global operations, supply chain management, design services and customer business unit organization made a significant impact on the Corporation in 2011. Under Mr. Peri's leadership, joint design and manufacturing investment increased, enabling year-over-year growth in this key strategic area of the Corporation's business. Mr. Peri's organization successfully launched new supply chain offerings to the market in 2011. Supported by Mr. Peri's organization, the Corporation continued to drive strong relationships with customers and the global operations network delivered increased productivity and exceeded customer quality and delivery performance objectives. In a difficult economic environment, year-over-year revenue growth and profitability was realized. Mr. Peri's organization was recognized in 2011 with multiple customer and supply chain management awards, including the independent Supply Chain Council awarding the Corporation with the Operational Excellence Award, which recognizes excellence in the design and operation of the Corporation's supply chain.

(iii)
Ms. DelBianco's global Human Resources, Legal and Contracts and Corporate Communications teams supported corporate objectives on a number of fronts throughout 2011. A series of initiatives in human resources resulted in increased productivity, enhanced reporting, reduced costs and improved user experience, and also set a foundation for further improvements in 2012. Continued focus on talent management and succession, and further alignment of learning and development initiatives with business priorities also supported corporate objectives. Expansion of the corporate social responsibility and compliance programs resulted in positive feedback from customers as well as employees, and supported specific customer engagements. The Legal and Contracts team played an integral role in achieving corporate objectives by supporting multiple customer engagements and business initiatives and managing a number of legal and regulatory matters, as well as policy making and acquisition and integration activity. The Communications team provided outstanding support to the business, played a key role in successful marketing activities throughout the year, and also created and implemented programs designed to increase collaboration across the Corporation. In addition, Ms. DelBianco managed the corporate secretary's office.

(iv)
Mr. Lindgren's global operations, engineering services, and aerospace and defense organization made significant contributions to the Corporation in 2011. Under Mr. Lindgren's leadership, a new engineering services strategy was launched, positioning the Corporation to increase revenue and margin through targeted engineering solutions. The operations network continued to perform well in a challenging economic environment, delivering increased productivity, exceeding customer quality and delivery performance objectives and successfully launching key new programs. The operations network was recognized in 2011 with multiple outstanding partnership and operational excellence customer awards, as well as recognition for continuing to meet customer demand when a natural disaster hit Japan. Under Mr. Lindgren's leadership, the aerospace and defense centers of excellence were expanded, resulting in continued market share gains and a continued leadership position amongst the Corporation's North American competitors. In addition, Celestica was the first EMS provider to achieve AS9100 aerospace certification in China.

    Equity-Based Incentives

Equity grants to NEOs in respect of 2011 performance consisted of RSUs, PSUs and stock options. The number of RSUs and stock options issued under the LTIP and the number of PSUs issued under the CSUP to the NEOs was based on the closing price of the SVS on the NYSE on the day prior to the grant. Please see the discussion regarding Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives commencing on page 24 of this Circular for a description of the plans and the determination of the mix and amounts of these awards.

The Corporation provided the NEOs the following equity-based compensation on January 31, 2012 in respect of their 2011 performance. As of February 22, 2012, the total number of stock options issued in respect of 2011 performance to the NEOs was equal to 0.31% of outstanding shares, and the total number of stock options issued in respect of 2011 performance to all employees entitled to receive stock options was 0.50% of outstanding shares.

Table 13: NEO Equity Awards

Name	RSUs (#)(2)	PSUs (#)(1)(2)	Stock Options (#)(2)	Value of LTIP Award

Craig H. Muhlhauser	219,245	191,839	287,270	$4,500,000

Paul Nicoletti(3)	106,400	77,162	115,547	$2,010,000

John Peri(3)	110,635	72,899	109,163	$2,010,000

Elizabeth L. DelBianco	69,428	60,749	90,969	$1,425,000

Peter A. Lindgren(3)	66,936	42,631	63,838	$1,200,000

(1)
The number of PSUs is included at 100% of target level of performance.

(2)
Grants were based on share price of $8.21, which was the closing price on the NYSE on January 30, 2012 and, with respect to stock options, a Black-Scholes factor of 0.477.

(3)
RSUs include a March 11, 2011 grant to reflect additional responsibilities associated with a reorganization. The RSU grants were based on a share price of $10.98 which was the closing price on the NYSE on March 10, 2011: Mr. Nicoletti 18,215, Mr. Peri 27,322 and Mr. Lindgren 18,215.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation of

the NEOs for the financial years ended

December 31, 2009 through to December 31, 2011.

Table 14: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(3)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2011	$1,000,000	$3,375,000	$1,125,000	$967,500	$228,897	$53,650	$6,750,047
President and Chief Executive	2010	$1,000,000	$3,750,000	$1,250,000	$2,044,969	$137,696	$211,918	$8,394,583
Officer	2009	$1,000,000	$3,000,000	$1,000,000	$904,950	$0	$142,476	$6,047,426

Paul Nicoletti(7)	2011	$544,170	$1,557,500	$452,500	$408,263	$93,995	$2,099	$3,058,527
EVP, Chief Financial Officer	2010	$512,000	$1,350,000	$450,000	$609,178	$73,119	$2,245	$2,996,542
	2009	$512,000	$1,080,000	$360,000	$363,166	$79,133	$1,274	$2,395,573

John Peri(8)	2011	$542,942	$1,582,500	$427,500	$366,608	$93,078	$1,320	$3,013,948
Chief Operating Officer	2010	$504,000	$1,125,000	$375,000	$599,659	$77,269	$4,184	$2,685,112
	2009	$504,000	$900,000	$300,000	$417,156	$79,749	$3,376	$2,204,281

Elizabeth L. DelBianco	2011	$444,000	$1,068,750	$356,250	$274,925	$79,394	$1,782	$2,225,101
EVP and Chief Legal &	2010	$444,000	$1,125,000	$375,000	$528,271	$68,062	$2,078	$2,542,411
Administrative Officer	2009	$444,000	$900,000	$300,000	$367,395	$59,270	$1,004	$2,071,669

Peter A. Lindgren(9)	2011	$389,659	$950,000	$250,000	$232,023	$42,385	$14,700	$1,878,767
EVP, Global Operations	2010	$332,640	$600,000	$200,000	$326,500	$22,748	$14,700	$1,496,588
	2009	$332,640	$480,000	$160,000	$135,500	$0	$14,700	$1,122,840

(1)
Amounts in the column represent the value of RSUs and PSUs that were issued under the LTIP and CSUP, respectively, on January 31, 2012 in respect of 2011 performance. Please see Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 24 of this Circular for a description of the vesting terms of the awards and the process followed in determining the grant. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0%-200% of the target grant depending on performance.

(2)
Amounts in the column represent the value of stock options that were issued under the LTIP on January 31, 2012 in respect of 2011 performance. Please see Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 24 of this Circular for a description of the vesting terms of the awards and the process followed in determining the value of the grant. The grant date fair value of the option-based awards in Table 14 is the same as the accounting fair value of such awards. The number of stock options granted was determined using (i) the closing price on January 30, 2012 on the NYSE of $8.21, and (ii) an average Black-Scholes factor of 0.477. The Black-Scholes factor was determined using the average following variables for each of the four vestings: (i) volatility; (ii) risk-free interest rate and (iii) expected life of the stock options. These average variables were (i) volatility of 52.57%; (ii) risk-free interest rate of 1.26%; and (iii) expected life of 5.5 years.

(3)
The estimated accounting fair value of the equity-based awards is calculated using the market price for SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 14 is the same as the accounting fair value of such awards. The accounting fair value of the PSU portion of the share-based awards to the NEOs with respect to 2011 were as follows: Mr. Muhlhauser — $1.9 million; Mr. Nicoletti — $0.8 million; Mr. Peri — $0.7 million; Ms. DelBianco — $0.6 million; and Mr. Lindgren — $0.4 million. The accounting fair value for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. The cost the Corporation records for PSUs granted after 2010 is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, over a three-year period, based on the TSR of Celestica relative to the TSR of a pre-defined EMS competitor group. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition.

(4)
Amounts in this column represent incentive payments made to the NEOs through the CTI. Please see Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan on page 24 of this Circular for a description of the plan.

(5)
Pension values for Messrs. Nicoletti and Peri and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
Amounts in this column represent, for 2011: (i) for Mr. Muhlhauser, housing expenses of $39,480 while in Canada, travel expenses between Toronto and New Jersey of $20,801, group life insurance of $11,400, a 401(k) contribution of $14,700 and tax preparation fees of $2,500, less a tax equalization payment to the Corporation in the amount of $35,551 and (ii) for Mr. Lindgren a 401(k) contribution of $14,700.

(7)
Mr. Nicoletti's role was expanded to include responsibility for Diversified Markets and After-Market Services on February 26, 2011. His target incentive for 2011 was prorated at 80% for 57 days and 100% for 308 days.

(8)
Mr. Peri was appointed Chief Operating Officer on February 26, 2011. His target incentive for 2011 was prorated at 80% for 57 days and 100% for 308 days.

(9)
Mr. Lindgren was promoted from SVP, Growth and Emerging Markets to EVP, Global Operations on February 26, 2011. His target incentive for 2011 was prorated at 60% for 57 days and 80% for 308 days.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2011.

Table 15: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Market Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Market Payout Value of Share Awards that have not Vested at Target ($)(4)	Market Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Market Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000	$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488	$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	125,000	$6.05	Feb. 2, 2017	$160,000	—	—	—	—	—
Feb. 5, 2008	225,000	$6.51	Feb. 5, 2018	$184,500	—	—	—	—	—
Feb. 3, 2009	520,833	$4.13	Feb. 3, 2019	$1,666,666	388,889	—	$2,850,556	$5,701,113	—
Feb. 2, 2010	217,865	$10.20	Feb. 2, 2020	—	244,350	$785,006	$1,791,086	$2,797,165	—
Feb. 1, 2011	258,462	$9.87	Feb. 1, 2021	—	312,395	$990,210	$2,289,855	$3,589,501	—
Jan. 31, 2012	287,270	$8.21	Jan. 31, 2022	—	411,084	$1,800,000	$3,375,000	$4,950,000	—

Paul Nicoletti
Dec. 3, 2002	15,000	C$29.11	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	13,333	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
May 11, 2004	3,333	C$24.92	May 11, 2014	—	—	—	—	—	—
Dec. 9, 2004	13,600	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Jul. 31, 2007	22,875	C$6.27	Jul. 31, 2017	$28,226	—	—	—	—	—
Feb. 5, 2008	150,000	C$6.51	Feb. 5, 2018	$148,680	—	—	—	—	—
Feb. 3, 2009	225,000	C$5.13	Feb. 3, 2019	$537,069	140,000	—	$1,060,585	$2,121,169	—
Feb. 2, 2010	78,431	C$10.77	Feb. 2, 2020	—	87,966	$292,070	$666,396	$1,040,721	—
Feb. 1, 2011	93,046	C$9.87	Feb. 1, 2021	—	112,462	$368,417	$851,968	$1,335,518	—
Mar. 11, 2011	—	—	—	—	18,215	$137,990	$137,990	$137,990	—
Jan. 31, 2012	115,547	C$8.26	Jan. 31, 2022	—	165,347	$736,733	$1,381,376	$2,026,018	—

John Peri
Dec. 3, 2002	25,000	C$29.11	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	20,455	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	40,404	C$7.10	Feb. 2, 2017	$15,938	—	—	—	—	—
Feb. 2, 2007	161,616	C$7.10	Feb. 2, 2017	$63,751	—	—	—	—	—
Feb. 5, 2008	130,000	C$6.51	Feb. 5, 2018	$128,856	—	—	—	—	—
Feb. 3, 2009	208,333	C$5.13	Feb. 3, 2019	$497,285	116,667	—	$883,823	$1,767,646	—
Feb. 2, 2010	65,359	C$10.77	Feb. 2, 2020	—	73,305	$243,397	$555,330	$867,263	—
Feb. 1, 2011	77,539	C$9.87	Feb. 1, 2021	—	93,718	$307,017	$709,970	$1,112,924	—
Mar. 11, 2011	—	—	—	—	27,322	$206,981	$206,981	$206,981	—
Jan. 31, 2012	109,163	C$8.26	Jan. 31, 2022	—	156,212	$696,031	$1,305,058	$1,914,086	—

Elizabeth L. DelBianco
Dec. 3, 2002	12,000	C$29.11	Dec. 3, 2012	—	—	—	—	—	—
Dec. 18, 2002	3,000	C$23.29	Dec. 18, 2012	—	—	—	—	—	—
Apr. 18, 2003	8,000	C$15.35	Apr. 18, 2013	—	—	—	—	—	—
Jan. 31, 2004	16,667	C$22.75	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	11,300	C$18.00	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	21,591	C$11.43	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	9,091	C$7.10	Feb. 2, 2017	$3,586	—	—	—	—	—
Feb. 5, 2008	60,000	C$6.51	Feb. 5, 2018	$59,472	—	—	—	—	—
Feb. 3, 2009	156,250	C$5.13	Feb. 3, 2019	$372,964	116,667	—	$883,823	$1,767,646	—
Feb. 2, 2010	65,359	C$10.77	Feb. 2, 2020	—	73,305	$243,397	$555,330	$867,263	—
Feb. 1, 2011	77,539	C$9.87	Feb. 1, 2021	—	93,718	$307,017	$709,970	$1,112,924	—
Jan. 31, 2012	90,969	C$8.26	Jan 31, 2022	—	130,177	$580,030	$1,087,551	$1,595,073	—

Peter A. Lindgren
Dec. 3, 2002	25,000	$18.66	Dec. 3, 2012	—	—	—	—	—	—
Jan. 31, 2004	23,333	$17.15	Jan. 31, 2014	—	—	—	—	—	—
Dec. 9, 2004	21,000	$14.86	Dec. 9, 2014	—	—	—	—	—	—
Jan. 31, 2006	15,909	$10.00	Jan. 31, 2016	—	—	—	—	—	—
Feb. 2, 2007	24,240	$6.05	Feb. 2, 2017	$31,027	—	—	—	—	—
Feb. 5, 2008	60,000	$6.51	Feb. 5, 2018	$49,200	—	—	—	—	—
Feb. 3, 2009	111,111	$4.13	Feb. 3, 2019	$355,555	62,222	—	$456,087	$912,175	—
Feb. 2, 2010	34,858	$10.20	Feb. 2, 2020	—	39,096	$125,600	$286,574	$447,548	—
Feb. 1, 2011	41,354	$9.87	Feb. 1, 2021	—	49,983	$158,431	$366,375	$574,320	—
Mar. 11, 2011	—	—	—	—	18,215	$133,516	$133,516	$133,516	—
Jan. 31, 2012	63,838	$8.21	Jan. 31, 2022	—	91,352	$400,000	$750,000	$1,100,000	—

(1)
Includes option-based and share-based awards granted on January 31, 2012 in respect of 2011 performance. Please see Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives on page 24 of this Circular for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Messrs. Muhlhauser and Lindgren was determined using a share price of $7.33, which was the closing price of SVS on the NYSE on December 30, 2011. For Messrs. Nicoletti and Peri and Ms. DelBianco, a share price of C$7.49 was used, which was the closing price of the SVS on the TSX on December 30, 2011, converted to U.S. dollars at the average exchange rate for 2011 of $1.00 equals C$0.9887.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Market payout values at minimum vesting include the value of RSUs only as the minimum payout value of PSUs would be 0% of target. Market payout values at target vesting is determined using 100% of PSUs vesting and market payout values at maximum vesting is determined using 200% of PSUs vesting. Market payout values for Messrs. Muhlhauser and Lindgren are determined using a share price of $7.33, which was the closing price of the SVS on the NYSE on December 30, 2011, except for the share-based awards granted on January 31, 2012 in respect of 2011 performance for which the market payout values are determined using a share price of $8.21, which was the closing price of the SVS on the NYSE on January 30, 2012, the day before the grants. Market payout values for Messrs. Nicoletti and Peri and Ms. DelBianco are determined using a share price of C$7.49, which was the closing price of the SVS on the TSX on December 30, 2011, converted to U.S. dollars, except for the share-based awards granted on January 31, 2012 in respect of 2011 performance for which the market payout values are determined using a share price of C$8.26, which was the closing price of the SVS on the TSX on January 30, 2012, the day before the grants, converted to U.S. dollars.

The following table provides details of the value of option-based and share-based awards that vested during 2011 and the value of annual incentive awards paid for 2011 performance for each NEO.

Table 16: Incentive Plan Awards — Value Vested or Earned in 2011

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$2,334,869	$8,535,440	$967,500

Paul Nicoletti	$607,350	$2,948,283	$408,263

John Peri	$489,895	$2,512,882	$366,608

Elizabeth L. DelBianco	$475,024	$2,400,917	$274,925

Peter A. Lindgren	$294,162	$1,231,392	$232,023

(1)
Amounts in this column reflect the value of stock options that were in-the-money on the vesting date. Stock options for Messrs. Muhlhauser and Lindgren vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

February 2, 2011	$6.05	$10.74

February 2, 2011	$10.20	$10.74

February 3, 2011	$4.13	$11.00

February 5, 2011	$6.51	$11.19

Stock options for Messrs. Nicoletti and Peri and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

February 1, 2011	C$	7.10	C$	10.37

February 3, 2011	C$	5.13	C$	10.95

February 5, 2011	C$	6.51	C$	11.07

Stock options for Mr. Nicoletti vested as follows:

Vesting Date	Exercise Price		Closing Price on TSX of SVS on Vesting Date

July 31, 2011	C$	6.27	C$	7.79

(2)
Amounts in this column reflect share-based awards that were released in 2011. Share-based awards were released for Messrs. Muhlhauser and Lindgren based on the price of SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	February 7, 2011	$11.19

PSU	February 7, 2011	$11.19

RSU	February 11, 2011	$11.48

RSU	December 1, 2011	$8.10

  Share-based awards were released for Messrs. Nicoletti and Peri and Ms. DelBianco based on the price of SVS on the TSX as follows:

Type of Award	Date	Price

RSU	February 7, 2011	C$11.07

PSU	February 7, 2011	C$11.07

RSU	February 11, 2011	C$11.31

RSU	December 1, 2011	C$8.21

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2011 of $1.00 equals C$0.9887. PSUs that vested in 2011 were paid out at 200% as a result of the Corporation's ROIC performance being equal to or greater than the highest performance of the EMS Competitors.

(3)
Includes payments under the CTI made in February 2012 in respect of 2011 performance. Please see Compensation Discussion and Analysis — 2011 Compensation Decisions — Target Annual Incentive Award on page 27 of this Circular. These are the same amounts as disclosed in Table 14 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

The following table sets out the gains realized by NEOs from exercising stock options in 2011.

Table 17: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	$4,559,025

Paul Nicoletti	$338,542

John Peri	$0

Elizabeth L. DelBianco	$0

Peter A. Lindgren	$0

Pension Plans

The following table provides details of the amount of the Celestica contributions to the pension plans and the accumulated value as of December 31, 2011 for each NEO.

Table 18: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$150,872	$228,897	$372,480

Paul Nicoletti(3)	$523,411	$93,995	$560,927

John Peri(3)	$810,551	$93,078	$832,452

Elizabeth L. DelBianco(3)	$429,688	$79,394	$479,339

Peter A Lindgren(2)	$24,533	$42,385	$63,144

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2011.

(2)
Amounts for Messrs. Muhlhauser and Lindgren include only amounts in their supplementary retirement plans and not amounts in their 401(k) plans.

(3)
The difference between the Accumulated Value at Start of Year and the Accumulated Value at End of Year reported in the 2010 management information circular for Messrs. Nicoletti and Peri and Ms. DelBianco is attributable to different exchange rates used in the 2010 and 2011 management information circulars. The exchange rate used in the 2010 management information circular was $1.00 = C$1.0298.

Messrs. Muhlhauser and Lindgren participate in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2011, is $14,700. Messrs. Muhlhauser and Lindgren also participate in a supplementary retirement plan that is also a defined contribution plan. It is designed to provide benefits equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Muhlhauser and Lindgren and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

Messrs. Nicoletti and Peri and Ms. DelBianco participate in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Nicoletti and Peri and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide benefits of an amount equal to the difference between (i) the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the registered plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements
with Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Messrs. Muhlhauser and Nicoletti and Ms. DelBianco

The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Corporation, they are terminated without cause or resign for good reason as defined in their agreements (which provision is commonly referred to as a "double trigger" provision). A change in control period is defined in their agreements as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to three times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, in these circumstances, (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for each of Mr. Nicoletti and Ms. DelBianco is equal to two times their annual base salary and target annual incentive, together with a portion of their target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. In addition, the Corporation's obligations provide for a cash settlement to cover benefits and contributions to or continuation of their pension and retirement plans for a two-year period following termination.

Mr. Muhlhauser is the only NEO currently eligible for retirement treatment under the LTIP or CSUP, however, these values have been provided for the other NEOs in Tables 20 to 23 as an indication of the amount of such benefit when the NEO is eligible for retirement. In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

The foregoing entitlements are conferred on Messrs. Muhlhauser and Nicoletti and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and a period of two years following termination of employment in the case of Mr. Nicoletti and Ms. DelBianco. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following tables summarize the payments to which Messrs. Muhlhauser and Nicoletti and Ms. DelBianco would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2011 as a result of a change in control, retirement or termination without cause.

Table 19: Mr. Muhlhauser's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$8,629,955	—	$8,629,955

Change in Control — Termination	$7,884,919	$8,629,955	$473,000	$16,987,874

Retirement(3)	—	$10,033,401	—	$10,033,401

Termination without Cause(3)	$5,979,969	$5,110,990	$335,964	$11,426,923

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Corporation's anticipated payout, and was in fact the resulting payout.

Table 20: Mr. Nicoletti's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$3,236,687	—	$3,236,687

Change in Control — Termination	$3,708,263	$3,236,687	$306,273	$7,251,223

Retirement(3)	—	$3,758,852	—	$3,758,852

Termination without Cause(3)	$2,608,263	$1,846,937	$203,517	$4,658,717

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Corporation's anticipated payout, and was in fact the resulting payout.

Table 21: Ms. DelBianco's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits(2)	Total

Change in Control — No Termination	—	$2,581,006	—	$2,581,006

Change in Control — Termination	$2,672,525	$2,581,006	$230,745	$5,484,276

Retirement(3)	—	$3,016,151	—	$3,016,151

Termination without Cause(3)	$1,873,325	$1,537,880	$153,665	$3,564,870

(1)
Cash portion includes actual CTI payment for 2011.

(2)
Other benefits include group health benefits and pension plan contribution. There are no incremental benefits resulting from resignation or termination with cause.

(3)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Corporation's anticipated payout, and was in fact the resulting payout.

Messrs. Peri and Lindgren

The terms of employment with the Corporation for Messrs. Peri and Lindgren are governed by the Corporation's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Corporation (a "double-trigger" provision), Messrs. Peri and Lindgren are entitled to a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Peri and Lindgren vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance.

Under the Executive Guidelines, the pension and group benefits of Messrs. Peri and Lindgren discontinue on the date of termination.

Outside of the two-year period following a change in control, upon termination without cause, Messrs. Peri and Lindgren are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

The foregoing entitlements are conferred on Messrs. Peri and Lindgren in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

The following tables summarize the payments to which Messrs. Peri and Lindgren would have been entitled upon a change in control, or if their employment had been terminated on December 31, 2011 as a result of a change in control, retirement or termination without cause.

Table 22: Mr. Peri's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits	Total

Change in Control — No Termination	—	$2,790,465	—	$2,790,465

Change in Control — Termination	$2,199,825	$2,790,465	—	$4,990,290

Retirement(2)	—	$3,225,615	—	$3,225,615

Termination without Cause(2)	$2,199,825	$1,383,821	—	$3,583,646

(1)
Cash portion includes actual CTI payment for 2011.

(2)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Corporation's anticipated payout, and was in fact the resulting payout.

Table 23: Mr. Lindgren's Benefits

	Cash Portion(1)	Value of Exercisable/ Vested LTIP and CSUP	Other Benefits	Total

Change in Control — No Termination	—	$1,511,845	—	$1,511,845

Change in Control — Termination	$1,496,068	$1,511,845	—	$3,007,913

Retirement(2)	—	$1,736,393	—	$1,736,393

Termination without Cause(2)	$1,496,068	$714,111	—	$2,210,179

(1)
Cash portion includes actual CTI payment for 2011.

(2)
PSUs that vested on February 3, 2012 are included at 200%, which on December 31, 2011 was the Corporation's anticipated payout, and was in fact the resulting payout.

Performance Graph

The SVS are listed and posted for trading under the symbol "CLS" on the NYSE and the TSX. The SVS have been listed on the NYSE and the TSX since June 30, 1998. The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 29, 2006 to December 30, 2011.

As can be seen from the performance graph above, an investment in the Company on January 1, 2007 would have resulted in a 17.5% loss in value over the five-year period ended December 30, 2011 compared with a 6.7% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

The compensation of the Corporation's NEOs has fluctuated over the same period as the Corporation dealt with, amongst other things, a significant decline in demand, competitive pressures, operational issues in some regions, significant restructuring and various leadership changes.

As a new management team implemented changes during 2007 and 2008, the Corporation's operating performance and financial results showed significant improvements to the point where the Corporation was the strongest financial performer amongst the North American EMS peers by the end of 2008 based on ROIC.

During this period of improved performance, total compensation for the NEOs increased to $15.2 million in 2007 and $19.8 million in 2008 as a result of implementing competitive compensation packages for the Corporation's new leadership team in 2007, as well as maximum annual incentive payouts due to strong corporate performance in 2008.

Total compensation for the NEOs declined by 8% from $18.3 million in 2010 to $16.9 million in 2011 as the Company experienced a decline in overall demand due to increased economic uncertainty during the latter part of 2011. This decline in compensation was primarily driven by a decrease in long-term incentive awards reflecting competitive grant levels and lower than target achievement for annual incentive payouts (see Compensation Discussion and Analysis — 2011 Compensation Decisions — Business Performance on page 27 of this Circular).

The Corporation continues to be amongst the best performers in the EMS industry on key operating performance metrics. This strong financial performance also contributed to a continued stable outlook from the Corporation's key financial debt rating agency. The performance graphs set out below illustrate the Corporation's performance on non-IFRS measures of adjusted gross margin, operating margin (EBIAT), asset utilization and ROIC (see Compensation Discussion and Analysis — 2011 Compensation Decisions — Business Performance on page 27 of this Circular for further information on non-IFRS measures). The quarterly data for 2009 reflects non-GAAP measures. The quarterly data for 2010 and 2011 reflects non-IFRS measures.

Adjusted gross margin
% of revenue

Asset Utilization
Inventory Turns(1)

Operating margin (EBIAT)
% of revenue

Return on invested capital

(1)
Inventory turns is equal to 365 divided by the number of days in inventory, which is calculated as the average inventory for the quarter divided by the average daily cost of sales. The days in inventory for each quarter can be found in the Management's Discussion and Analysis section of the Corporation's Annual Report on Form 20-F.

In 2011, total compensation for NEOs was 7.0% of

2011 adjusted earnings, compared to 22.2% of

adjusted earnings in 2007.

EXECUTIVE SHARE OWNERSHIP

The Corporation has share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in securities of the Corporation as shown in Table 24. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of three years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2011, the CEO and all NEOs were in compliance with the share ownership guidelines.

Table 24: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)	Share Ownership (Multiple of Salary)

Craig H. Muhlhauser	$3,000,000 (3 × salary)	$10,132,376	10.1x

Paul Nicoletti	$1,100,000 (2 × salary)	$3,749,544	6.8x

John Peri	$1,100,000 (2 × salary)	$3,620,551	6.6x

Elizabeth L. DelBianco	$888,000 (2 × salary)	$2,561,337	5.8x

Peter A. Lindgren	$800,000 (2 × salary)	$1,682,843	4.2x

(1)
Includes the following, as of December 31, 2011: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on February 3, 2012 at 200% of target, which, on December 31, 2011, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $7.33 being the closing price of SVS on the NYSE on December 30, 2011.

SECURITY-BASED COMPENSATION PLANS

Securities Authorized for Issuance Under Equity Compensation Plans

Table 25: Equity Compensation Plans as at December 31, 2011

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	479,339		$14.03	0

	LTIP (Options)	7,650,771		$9.48/C$11.48	N/A

	LTIP (RSUs)	1,806,758		N/A	N/A

	Total(2)	9,936,868		$9.95/C$11.48	14,040,796

Equity Compensation Plans Not Approved by Securityholders		9,112,350	(3)	N/A	N/A

Total:		19,049,218		N/A	14,040,796

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 4.59% of the total number of outstanding shares at December 31, 2011 (MSL — 0.22%; LTIP (Options) — 3.54%; and LTIP (RSUs) — 0.83%).

(3)
Including securities that are not issuable from treasury. RSUs and PSUs are granted pursuant to the CSUP and the CSUP provides that SVS issuable thereunder may not be issued from treasury.

Long-Term Incentive Plan

The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, performance shares, PSUs and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that no more stock option grants under the LTIP would be made to directors. Under the LTIP, as of February 22, 2012, 6,259,780 SVS have been issued from treasury, 8,582,894 SVS are issuable under outstanding stock options and 2,413,288 SVS are issuable under outstanding RSUs. Also as of February 22, 2012, 22,740,220 SVS are reserved for issuance from treasury under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the market.

As of February 22, 2012, the Corporation had a "gross overhang" of 10.5%. "Gross overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 5.1%.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options or rights granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options or SARs granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The number of grants awarded under the LTIP in any given year cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

Stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for SVS on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that the Corporation may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase SVS upon the exercise of stock options or to assist participants to pay any income tax exigible upon exercise of stock options provided that in no event shall any such loan be outstanding for more than ten years from the date of the stock option grant. The Corporation has no such loans or guarantees outstanding.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the SVS at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the closing price for SVS on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. Such amounts may also be payable by the issuance of SVS. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the performance unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS.

The interests of any participant under the LTIP or in any stock option, SAR or performance unit are not transferable, subject to limited exceptions.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or performance unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the SVS that may be issued under the terms of the CSUP. The issuance of

RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

NORMAL COURSE ISSUER BID

In February 2012, the TSX accepted the Corporation's notice of intention to commence a normal course issuer bid (the "NCIB"). Under the NCIB, the Corporation may repurchase on the open market, at its discretion until the earlier of February 8, 2013 or the completion of purchases under the NCIB, up to 16,210,950 SVS, representing approximately 8.2% of the outstanding SVS and 10% of the "public float" of those shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, daily purchases are limited to 145,781 SVS, other than block purchase exceptions. The actual number and timing of any share purchases will be determined by management, subject to applicable law and the rules of the TSX. In accordance with the TSX rules, the maximum number of SVS that may be repurchased for cancellation under the NCIB will be reduced by the number of SVS purchased for equity-based compensation plans.

The Corporation intends to make purchases through the facilities of the NYSE and the TSX, or such other permitted means (including through other published markets), at prevailing market prices or as otherwise permitted. The share repurchase program will be funded with existing cash resources and the Corporation will cancel any shares repurchased under the NCIB.

Security holders may obtain a copy of the NCIB application to the TSX, without charge, by contacting Celestica Investor Relations at clsir@celestica.com.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 22, 2012, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

In 2009, the Corporation changed to a stand-alone directors' and officers' insurance policy from the previous umbrella policy shared by all Onex group companies. This stand-alone policy, which was renewed on December 1, 2011 for a 12-month period, provides for aggregate coverage of $100 million. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $100 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $1.14 million annually. Limits available under the policy are in excess of a self-retention or deductible of $1 million for each loss or claim depending on the type of claim.

MANAGEMENT SERVICES AGREEMENT

On January 1, 2009, the Corporation and Onex entered into a Services Agreement for the services of Mr. Schwartz as a director of the Corporation, subject to his election at the Meeting. The term of the Services Agreement is for one year and shall automatically renew for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in equal quarterly installments in arrears in DSUs. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be paid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the CSA requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

At the Corporation, we remain committed to the highest standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. Today, the Corporation meets and often exceeds the corporate governance-related legal requirements in Canada and the United States and also follows the best practices recommended by securities regulators. The Corporation is listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2011. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C on pages 99 and 100 and Part II, Item 16A on page 117 of the Corporation's 2011 Annual Report prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2011, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Business Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 7th, 2012.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President, Chief Legal and
Administrative Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A majority of the Corporation's directors are independent. Independence has been determined in the case of each director on the basis of whether that director has a direct or indirect material relationship (defined in accordance with NI 58-101 as a relationship which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment (other than as a director of the Corporation)) with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 71% of the voting rights attaching to shares of the Corporation).

Mr. Schwartz is deemed under Canadian Securities Administrators requirements to be not independent of Celestica management as he is an executive of Onex, the Corporation's controlling shareholder. However, Mr. Schwartz does not have any material relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment as a director of the Corporation.

Mr. Etherington is a director of Onex, but he is not an employee or executive officer of Onex. Furthermore, in the view of the Board, Mr. Etherington does not have any material relationships that would reasonably be expected to interfere with the exercise of his independent judgment in relation to the Corporation. Accordingly, under the rules of the Canadian Securities Administrators, he is considered independent.
The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

Dan DiMaggio	X

William A. Etherington	X

Laurette Koellner	X

Craig A. Muhlhauser		X	President and Chief Executive Officer of Celestica

Joseph M. Natale	X

Eamon J. Ryan	X

Gerald W. Schwartz		X	Chairman and Chief Executive Officer of Onex

Michael Wilson	X

Directors' Memberships on the Boards of Other Public Companies
The following chart lists the other public companies on which the Corporation's directors serve:

Director	Public Corporation Boards on which the Director Serves

Dan DiMaggio	None

William A. Etherington	Onex and SS&C Technologies Inc.

Laurette Koellner	AIG Corporation and Sara Lee Corporation

Craig A. Muhlhauser	None

Joseph M. Natale	None

Eamon J. Ryan	None

Gerald W. Schwartz	Onex, Indigo Books & Music Inc. and honorary director of the Bank of Nova Scotia

Michael Wilson	Agrium Inc.

Meetings of Independent Directors

The independent directors meet separately as part of every Board meeting, unless the meeting is a telephone meeting outside the regular Board schedule. Mr. Crandall, the Chairman of the Board, presides at all such meetings. From the beginning of 2011 to February 22, 2012, the independent directors held these in camera sessions at all Board meetings.
Independent Chairman

Mr. Crandall is the Chairman of the Board and is an independent director. In this capacity, Mr. Crandall is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chairman is posted in the "Who We Are"/"Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chairman any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chairman? on page 3 of this Circular.
Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those Committees of which they are members, see the Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings on page 15 of this Circular.
Board Mandate

The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.
Position Descriptions

Position Descriptions of the Chairman of the Board and Committee Chairs
The Board has approved position descriptions for the Chairman of the Board and the Chairman of each Committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance". The Chairman of the Board and of each Committee is available to respond to questions from shareholders at the Corporation's annual meeting.
Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its Committees. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.
Ongoing Director Development and Education
Through the Board's continuing education program, directors are provided with information about the Corporation's business and industry. Specifically, directors are provided with:
• detailed information packages in advance of each Board and Committee meeting;
• regular updates between meetings of the Board with respect to issues that affect the business of the Corporation; and
• full access to the senior management and employees of the Corporation.
Directors also participate in setting the agendas for Board and Committee meetings and in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
During 2011, directors attended educational presentations and were provided with educational materials related to the following topics:
• executive compensation trends;
• proposed changes to compensation practices and disclosure requirements in Canada and the U.S.;
• succession management best-practices;
• developments in corporate governance;
• International Financial Reporting Standards implementation;
• financial disclosure practices and recommendations; and
• accounting rules and practices.

Director Skills Matrix

The directors of the Corporation possess the functional competencies as indicated in the table below.

	Dan DiMaggio	William A. Etherington	Laurette Koellner	Craig Muhlhauser	Joseph M. Natale	Eamon J. Ryan	Gerald W. Schwartz	Michael Wilson

Finance and Treasury		X	X	X			X

Financial Literacy	X	X	X	X	X	X	X	X

Operations (supply chain management and manufacturing)	X			X	X			X

IT and Business Transformation		X	X	X	X	X

Marketing and Sales	X	X		X	X	X		X

HR and People Development		X	X	X	X			X

Services	X	X		X	X

Strategy Deployment	X	X	X	X	X	X	X	X

Aerospace and Defense			X	X	X

Communications and Enterprise		X		X	X

Consumer			X	X	X	X

Europe and/or Asia Business Development	X		X	X	X	X		X

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct
The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Business Conduct.
Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.
All employees above a designated level are required to certify compliance with the Policy annually. In 2007 the Corporation also began an on-line training program for the Policy. The Policy requires ethical behavior from employees and encourages employees to report breaches of the Policy to their manager. From the time that the Corporation was established as a separate public company, it has provided a mechanism whereby employees could report unethical behavior on an anonymous basis. In 2004, the Corporation launched the Celestica Ethics Hotline which provides another method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.
As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
The Corporation's Corporate Values, which were created at the Corporation's inception, underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"/ "Corporate Governance".

Material Interests in Transactions

Except as otherwise disclosed herein, the Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).
Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Robert Crandall (Chairman), Dan DiMaggio, William Etherington, Laurette Koellner, Eamon Ryan and Michael Wilson). Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C on pages 99 and 100 and Part II, Item 16A on page 117 of the Corporation's 2011 Annual Report on Form 20-F and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
Members of the Audit Committee may not serve on more than three audit committees of public companies, including that of the Corporation.
The Audit Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet with the external auditor and with each other without any member of management present. The Audit Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.
Nomination of Directors

Director Nomination Process
Recognizing that new directors may be required from time to time, the Nominating and Corporate Governance Committee maintains a matrix of the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit the Corporation. This has helped the Nominating and Corporate Governance Committee develop profiles of individuals whose background and skills would complement those of the existing directors. In 2011, an executive search firm was retained to help identify potential directors with the desired skills and background.
Independence and Powers of the Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of Robert Crandall (Chairman), Dan DiMaggio, William Etherington, Laurette Koellner, Eamon Ryan and Michael Wilson.
The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are"/ "Corporate Governance".
The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

Election of Directors

On October 26, 2006, the Board adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares voted against or withheld from voting by shareholders, other than the controlling shareholder and its associates, exceeds the number of shares that are voted in favour of the nominee, then the Board will determine, and in so doing will give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board. If the Board determines that such a nominee should resign, the nominee will resign and the Board will accept the resignation. It is expected that such a determination by the Board will be made and announced within 90 days after the applicable shareholders' meeting. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a nominee or nominees to fill the vacant position or positions.
Compensation

Determination of Directors' and Officers' Compensation
In setting the compensation of the Corporation's officers, the Compensation Committee targets a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see Compensation Discussion and Analysis on page 17 of this Circular.
Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board is of the opinion that the remuneration paid to directors is appropriate in light of the time commitment, risks and responsibilities involved.
Independence and Powers of the Compensation Committee
The Board has a fully independent Compensation Committee (currently comprised of William Etherington (Chairman), Robert Crandall, Dan DiMaggio, Laurette Koellner, Eamon Ryan and Michael Wilson). The Compensation Committee and its Chairman are appointed annually by the Board. As part of each meeting, the Compensation Committee members meet without any member of management present and also meet with Towers Watson Inc. ("Towers Watson") without any member of management present. The Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary.
The Compensation Committee's responsibilities include approving the compensation of the CEO, and approving non-CEO compensation, incentive-based plans and equity-based plans.
The full mandate of the Compensation Committee is posted on the Corporation's website at www.celestica.com. See "Investor Relations"/"Corporate Governance".
External Advisors Regarding Director and Executive Compensation
The Compensation Committee has retained Towers Watson as its independent compensation consultant to assist in the discharge of its mandate. For a description of Towers Watson's role and mandate, please see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice on page 18 of this Circular.

Other Board Committees

Executive Committee
The Board currently has a fully independent Executive Committee, comprised of Robert Crandall (Chairman) and William Etherington.
The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board. The Executive Committee reviews such matters and makes such recommendations thereon to the Board as it considers appropriate, including matters designated by the Board as requiring Executive Committee review. Members of the Executive Committee also meet quarterly on an informal basis to review and stay informed about current business issues. The Board is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. The mandate of the Executive Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are"/"Corporate Governance".
All decisions of the Executive Committee are submitted to the Board for approval or ratification.
Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its Committees and its directors on an annual basis. The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, Committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.
Retirement Policy

Celestica's Corporate Governance Guideline provides that a director shall not stand for re-election after his or her 75th birthday. The Corporation does not provide a director with any additional financial compensation upon retirement.
Succession Planning

In accordance with its mandate, the Compensation Committee oversees succession planning for the CEO, the other named executive officers, all other positions that report to the CEO and any other positions deemed by the CEO to be "mission critical". Mr. Muhlhauser and Ms. DelBianco solicit input from the Compensation Committee members with respect to such succession planning at regularly defined intervals and interface with the Compensation Committee at specified points throughout the year on this topic. Each July, the Compensation Committee conducts a formal, in-depth review of each of the succession plans with Mr. Muhlhauser and Ms. DelBianco in order to satisfy itself that the succession plans meet the needs of the Corporation. In 2011, the Corporation engaged an external consultant to provide the Corporation with best practices in succession planning management for senior executives. The consultant also conducted assessments of certain senior executives to ensure that appropriate succession and development plans are in place to meet the needs of the Corporation. Progress reports are provided by Mr. Muhlhauser and Ms. DelBianco at each Compensation Committee meeting throughout the year according to the scheduled process.

SCHEDULE B

    BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1           In adopting this mandate:

  (a)
  the Board acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica Inc. ("Celestica") and that this mandate includes responsibility for stewardship of Celestica; and

  (b)
  the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange policies.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of Directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under corporate and securities laws and all stock exchange requirements applicable to it.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually for a one year term, provided that if Directors are not elected at an annual meeting, the incumbent Directors continue in office until their successors are elected.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members

(a)
Any Director may be removed from office by an ordinary resolution of the shareholders.

(b)
A Director shall submit his or her resignation to Celestica (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

3.
EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2           Attendance at Meetings

  (a)
  Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

  (b)
  It may be necessary to hold Board meetings by phone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by phone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. The Director acts directly, not by proxy, either in person or by written resolution. Each Director has an equal say with each of the other Directors.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Secretary — The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

5.3
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board.

5.4
Right to Vote — Each member of the Board shall have the right to vote on matters that come before the Board.

5.5
Invitees — The Board may invite any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.6
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — Each Director shall have the authority to retain external advisors with the approval of the Chair of the Board. Fees and expenses relating to the retention of such advisors shall be pre-approved by the Chair of the Board and paid by Celestica.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of Celestica including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of Celestica's chief executive officer and other executive officers and that the chief executive officer and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of human, technological and capital resources required to implement Celestica's growth strategy and the regulatory, cultural or governmental constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of Celestica's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning, including appointing, training, goal setting, compensation, evaluation and monitoring senior management;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for Celestica;

(g)
monitoring Celestica's internal control and management information systems;

(h)
reviewing management of capital;

(i)
reviewing and approving material transactions;

(j)
developing Celestica's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Celestica;

(k)
establishing measures for receiving feedback from securityholders; and

(l)
reviewing board operations and evaluating board and individual Director effectiveness.

8.2           Corporate Governance Matters

  (a)
  The Board shall review and approve, if appropriate, corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall review the disclosure about Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

8.3           Nomination and Appointment of Directors

  (a)
  The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

  (b)
  The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

  (c)
  The Board shall fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

  (d)
  The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize each of the Executive Committee and the Chief Executive Officer to enter into commitments on behalf of Celestica subject to certain limits and shall review such authorizations at least annually and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such authorizations and limits.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions including major financings, acquisitions, dispositions, budgets and capital expenditures.

8.6
Information Flow from Management — The Board shall require management to keep it aware of Celestica's performance and events affecting Celestica's business, including opportunities in the marketplace and adverse or positive developments.

8.7
Corporate Objectives — The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer.

8.8           Establishment of Committees

  (a)
  The Board shall establish and maintain the following committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

  (i)
  Audit Committee;

  (ii)
  Nominating and Corporate Governance Committee; and

  (iii)
  Compensation Committee.

  (b)
  Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

  (c)
  The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board shall review the mandates of each of its committees from time to time, as appropriate, and will revise those mandates as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.9           Appointments

  (a)
  Subject to Celestica's articles and by-laws, the Board may designate the offices of Celestica and appoint officers.

  (b)
  The Board shall also adopt position descriptions for:

  (i)
  the Chairman of the Board;

  (ii)
  the Chief Executive Officer; and

    (iii)
    the Chairman of each committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.10
Financial Statements — The Board shall review and, if appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation on such statements to the Board.

8.11         Compensation Matters

  (a)
  Executive Compensation Policy — The Board shall review the executive compensation policy approved by the Compensation Committee.

  (b)
  Compensation and Benefits — The Board shall:

  (i)
  review, as approved by the Compensation Committee, the overall reward/compensation policy for Celestica, including an executive compensation policy and including the elements of Celestica's annual and long-term incentive plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

  (ii)
  review, as approved by the Compensation Committee, the Chief Executive Officer's total compensation in light of the performance assessment by that Committee; and

  (iii)
  approve the total compensation for the members of the Board, in light of the recommendations of the Compensation Committee and the director compensation guidelines and principles established by the Nominating and Corporate Governance Committee.

  (c)
  Organizational Responsibilities — The Board shall:

  (i)
  review organization changes that affect positions reporting to the CEO or any other positions deemed by the CEO to be "mission critical" as well as any material changes to Celestica's human resource policies; and

  (ii)
  approve disclosure relating to executive compensation that is required to be included in Celestica's management proxy circular.

  (d)
  Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12         Code of Business Conduct and Ethics

  (a)
  The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall monitor compliance with the Code, including through reports as appropriate from Celestica's Chief Compliance Officer.

  (c)
  No waiver of the Code shall be granted for the benefit of Celestica's Directors or executive officers unless approved by the Board or by the Nominating and Corporate Governance Committee.

9.      EVALUATION OF BOARD PERFORMANCE

9.1
Establish Process — The Board shall follow the process established by the Nominating and Corporate Governance Committee for assessing the performance of the Board.

9.2
Amendments to Mandate — The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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INFORMATION RELATING TO OUR DIRECTORS
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SCHEDULE B